                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                     Form 40-F
                -----                             -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                               No   X
          -----                            -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                               No   X
          -----                            -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                               No   X
          -----                            -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated July 2, 2003, "Annual Shareholders' Meeting of 2nd
July 2003"

Press release  dated July 2, 2003,  "Update on Orders Trend and Action
Plan"

Press release dated July 18, 2003,  "First Quarter Orders & Sales (1st
April - 30th June 2003)"

                               SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                            ALSTOM

Date: July 23, 2003                     By: /s/ Philippe Jaffré
                                            ------------------------------------
                                            Name:   Philippe Jaffré
                                            Title:  Chief Financial Officer

                                                                     2 July 2003

                  ANNUAL SHAREHOLDERS' MEETING OF 2nd JULY 2003

ALSTOM's Annual  Shareholders'  Meeting was held today, chaired by Patrick Kron,
Chairman and CEO.

All the proposed resolutions were approved by shareholders.

In particular, shareholders have adopted:
- the 2nd  resolution  related  to the  approval  of the  modified  consolidated accounts,
- the 12th  resolution  related to the  reduction  of the  nominal  value of the shares from €6 to €1.25,
- the 13th  resolution  authorising the Board of Directors to increase the share capital of the Company by the issue of shares,  with maintenance of preferential subscription rights.

Patrick Kron commented:  "The capital increase, which our shareholders have just approved,  is an important step in our programme to strengthen the balance sheet of the Company;  it will be implemented when we have adequate  visibility on the disposal of our Transmission & Distribution Sector and on the refinancing of the part of our debt due to mature in the course of next year."

As a result of the  losses  registered  during  the fiscal  year  2002/2003,  no dividend will be paid to shareholders for this fiscal year.

Press relations:         S. Gagneraud/ G. Tourvieille
                         (Tél. +33 1 47 55 25 87/+33 1 47 55 23 15)
                         internet.press@chq.alstom.com

Investor relations:      J-G. Micol/A. Rebière
                         (Tél. +33 1 47 55 26 34)
                         Investor.relations@chq.alstom.com

This press release is not an offer to sell securities or the  solicitation of an offer to buy  securities,  nor shall there be any offer or sale of securities in any  jurisdiction  in which  such  offer  or sale  would  be  unlawful  prior to registration or qualification under the securities laws of such jurisdiction.

                                                                     2 July 2003

                     UPDATE ON ORDERS TREND AND ACTION PLAN

Speaking at the Annual  General  Meeting in Paris today,  ALSTOM's  Chairman and
Chief Executive  Officer  Patrick Kron gave the following  update on trading and the execution of the Action Plan announced on 12 March:

"In our  full-year  results  announcement  on 14th May we reported a slowdown in orders  during  fiscal year 2003,  particularly  during the final quarter of the year, reflecting the weak global economy, tightening financial markets and sharp deterioration in the worldwide power generation equipment market.

While these  difficult  market trends  continue,  we expect order intake for the first  quarter  2003/04,  on a  comparable  basis,  to be  above  the  preceding quarter's level  (€3.4 bn),  although well below the high level  registered during the equivalent period last year (€5.2 bn). Detailed sales and orders figures for the first quarter 2003/04 will be published on 18th July.

We are actively  implementing the action plan. We have already  secured €1.5 billion  proceeds from  disposals.  In the sales process of our  Transmission  &
Distribution Sector, we are at the stage of receiving definitive offers. We have just  received one such offer which we will study over the coming  days.  On the basis of an analysis of all the offers received,  we will decide how to proceed.
Furthermore,  the actions aiming at improving our operational  performance  have been launched."

ALSTOM will  publish a press  release at the end of the Annual  General  Meeting covering the main resolutions adopted.

Press relations:         S. Gagneraud/ G. Tourvieille
                         (Tel. +33 1 47 55 25 87/+33 1 47 55 23 15)
                         internet.press@chq.alstom.com

Investor relations:      J-G. Micol/A. Rebière
                         (Tel. +33 1 47 55 26 34)
                         Investor.relations@chq.alstom.com

This  press   release   contains,   and  other   written  or  oral  reports  and
communications  of  ALSTOM  may  from  time  to  time  contain,  forward-looking statements,  within the meaning of Section 27A of the Securities Act of 1933 and
Section  21E  of  the  Securities   Exchange  Act  of  1934.  Examples  of  such
forward-looking  statements  include,  but are not limited to (i) projections or expectations of sales, orders received,  income,  operating margins,  dividends, provisions,  cash flow, debt or other financial items or ratios, (ii) statements of plans,  objectives or goals of ALSTOM or its management,  (iii) statements of future  product or economic  performance,  and (iv)  statements  of  assumptions underlying such statements. Words such as "believes", "anticipates",  "expects",
"intends",  "aims",  "plans" and "will" and similar  expressions are intended to identify  forward looking  statements but are not exclusive means of identifying such statements. By their very nature,  forward-looking statements involve risks and  uncertainties  that the forecasts,  projections  and other  forward-looking statements  will not be  achieved.  Such  statements  are based on  management's current plans and expectations and are subject to a number of important  factors that could cause actual results to differ materially from the plans,  objectives and expectations  expressed in such  forward-looking  statements.  These factors include:  (i) the inherent  difficulty of forecasting  future market conditions, level of  infrastructure  spending,  GDP growth  generally,  interest  rates and exchange  rates;  (ii) the  effects  of,  and  changes  in,  laws,  regulations, governmental policy,  taxation or accounting  standards or practices;  (iii) the effects of currency exchange rate movements;  (iv) the effects of competition in the product  markets and  geographic  areas in which ALSTOM  operates;  (iv) the ability to increase  market  share,  control  costs and enhance cash  generation while maintaining high quality products and services; (v) the timely development of new products and services;  (vi)  difficulties in obtaining bid,  performance and other bonds with customary amounts or terms; (vii) the timing of and ability to meet the cash  generation  and  other  initiatives  of the new  action  plan, particularly,  the  ability  to  dispose of the  Transmission  and  Distribution business  and certain  real  estate  assets on  favourable  terms or in a timely fashion;  (viii) the availability of adequate cash flow from operations or other sources  to  achieve  management's  objectives  or goals;  (ix) the  effects  of disposals and  acquisitions  generally;  (x) the unusual level of uncertainty at this time regarding the world economy in general;  and (xi) ALSTOM's  success at adjusting to and managing the risks of the foregoing.

The foregoing list is not exhaustive; when relying on forward-looking statements to make  decisions  with respect to ALSTOM,  you should  carefully  consider the foregoing  factors and other  uncertainties and events, as well as other factors described in other documents  ALSTOM files or submits from time to time with the
U.S.  Securities and Exchange  Commission  ("SEC"),  including  ALSTOM's  Annual
Report  on  form  20-F  and  reports  submitted  on  Form  6-K.  Forward-looking statements  speak  only as of the  date on  which  they  are  made,  and  ALSTOM undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

This press release is not an offer to sell securities or the  solicitation of an offer to buy  securities,  nor shall there be any offer or sale of securities in any  jurisdiction  in which  such  offer  or sale  would  be  unlawful  prior to registration or qualification under the securities laws of such jurisdiction.

PRESS INFORMATION

                                                                   July 18, 2003

                          First Quarter Orders & Sales
                          (1st April - 30th June 2003)

o     Orders received down 22% on a comparable basis, on record first quarter of fiscal year  2002/03,  but marked  recovery  (+17%) from final  quarter of fiscal year 2002/03

o     Sales  down 9% on a  comparable  basis on first  quarter  of  fiscal  year
      2002/03

-------------------------------------- ------------------------------------- ----------- ------------- --------------
(in €million)                     FY 2002/03                            FY 2003/04  % Variation   % Variation
                                                                                         Q1 FY02/03 vs Q4 FY02/03 vs
                                                                                         Q1 FY03/04    Q1 FY03/04
-------------------------------------- -------- --------- --------- -------- ----------- ------------- --------------
                                            Q1        Q2        Q3       Q4          Q1
-------------------------------------- -------- --------- --------- -------- ----------- ------------- --------------
Orders Received Actual figures           5,675     4,863     4,953    3,632       4,035          -29%            11%
-------------------------------------- -------- --------- --------- -------- ----------- ------------- --------------
Orders Received Comparable figures       5,173     4,450     4,597    3,457       4,035          -22%            17%
-------------------------------------- -------- --------- --------- -------- ----------- ------------- --------------
Sales Actual figures                     5,269     5,499     5,132    5,451       4,341          -18%           -20%
-------------------------------------- -------- --------- --------- -------- ----------- ------------- --------------
Sales Comparable figures                 4,762     5,054     4,804    5,249       4,341           -9%           -17%
-------------------------------------- -------- --------- --------- -------- ----------- ------------- --------------

Commenting  on the first  quarter's  Orders  and Sales  announced  this  morning
Patrick Kron, Chairman and Chief Executive Officer of ALSTOM, stated:

"As we signalled at our Annual General Meeting earlier this month,  order intake in the first quarter was down on the very high level  achieved in the comparable period of fiscal year 2002/03, but we are encouraged by the improvement compared with the final quarter of last year. In  particular,  Power orders show a strong recovery from the depressed level of the preceding three months.

The  decrease in sales  reflects,  as  expected,  the lower order intake of last year. "

Reported Figures (Unaudited)

---------------------------- --------------------------------------------- ------------ -------------- --------------
Order Received               FY 2002/03                                    FY 2003/04   % Variation    % Variation
Actual Figures                                                                          Q1 FY02/03 vs  Q4 FY02/03 vs
(in €million)                                                                      Q1 FY03/04     Q1 FY03/04
                             --------------------------------------------- ------------ -------------- --------------
                             Q1         Q2          Q3          Q4         Q1
---------------------------- ---------- ----------- ----------- ---------- ------------ -------------- --------------
Power Turbo-Systems                987         381         405         48          514           -48%           971%
Power Environment                  686         783         499        615          476           -31%           -23%
Power Service                      934         752         757        491          814           -13%            66%
T&D                              1,092         976         703        961          922           -16%            -4%
Transport                        1,624       1,676       1,900      1,212          884           -46%           -27%
Marine                              19           6         110         28          105           453%           275%
Corporate and others*              333         289         579        277          320            -4%            16%
---------------------------- ---------- ----------- ----------- ---------- ------------ -------------- --------------
Total Group                      5,675       4,863       4,953      3,632        4,035           -29%            11%
---------------------------- ---------- ----------- ----------- ---------- ------------ -------------- --------------

* Including Industrial turbines

---------------------------- --------------------------------------------- ------------ -------------- --------------
Sales                        FY 2002/03                                    FY 2003/04   % Variation    % Variation
Actual Figures                                                                          Q1 FY02/03 vs  Q4 FY02/03 vs
(in €million)                                                                      vs Q1 FY03/04  Q1 FY03/04
                             --------------------------------------------- ------------ -------------- --------------
                             Q1         Q2          Q3          Q4         Q1
---------------------------- ---------- ----------- ----------- ---------- ------------ -------------- --------------
Power Turbo-Systems              1,241       1,171         694        751          584           -53%           -22%
Power Environment                  715         742         749        892          624           -13%           -30%
Power Service                      721         629         749        579          705            -2%            22%
T&D                                824         954         916        911          747            -9%           -18%
Transport                        1,116       1,224       1,278      1,454        1,060            -5%           -27%
Marine                             343         382         341        502          441            29%           -12%
Corporate and others*              309         397         405        362          180           -42%           -50%
---------------------------- ---------- ----------- ----------- ---------- ------------ -------------- --------------
Total Group                      5,269       5,499       5,132      5,451        4,341           -18%           -20%
---------------------------- ---------- ----------- ----------- ---------- ------------ -------------- --------------

* Including Industrial turbines

Orders and sales,  as reported,  were impacted  during the first three months of fiscal year 2003/04 by currency translation effects,  particularly versus the US dollar  (impact  of  approximately  5% on orders  and 6% on  sales),  and by the disposal  of our small  industrial  gas  turbine  business,  on April 30,  2003.
Comparable figures below adjust the figures for these impacts.

Both reported and comparable figures include for the first time orders and sales for the three new Power Sectors established in 2003.

Comparable Figures (Unaudited)

---------------------------- --------------------------------------------- ------------ -------------- --------------
Order Received               FY 2002/03                                    FY 2003/04   % Variation    % Variation
Comparable Figures                                                                      Q1 FY02/03 vs  Q4 FY02/03 vs
(in €million)                                                                      Q1 FY03/04     Q1 FY03/04
                             ---------- ----------- ----------- ---------- ------------ -------------- --------------
                             Q1         Q2          Q3          Q4         Q1
---------------------------- ---------- ----------- ----------- ---------- ------------ -------------- --------------
Power Turbo-Systems                940         363         387         57          514           -45%           802%
Power Environment                  629         719         488        608          476           -24%           -22%
Power Service                      849         706         708        479          814            -4%            70%
T&D                                975         902         684        931          922            -5%            -1%
Transport                        1,555       1,570       1,818      1,148          884           -43%           -23%
Marine                              19           6         110         28          105           453%           275%
Corporate and others*              206         184         402        206          320            55%            55%
---------------------------- ---------- ----------- ----------- ---------- ------------ -------------- --------------
Total Group                      5,173       4,450       4,597      3,457        4,035           -22%            17%
---------------------------- ---------- ----------- ----------- ---------- ------------ -------------- --------------

* Including Medium-sized gas turbines and industrial steam turbines not already transfered to Siemens

Orders received: -22%
---------------------

Trading conditions continued to be difficult in the first three months of fiscal year 2003/04, with a weak global economy and tightening financial markets.

On a comparable basis, the order intake for the quarter declined by 22% compared with the high level registered during Q1 2002/03.

However,  it  shows  a  marked  improvement  on Q4  2002/03,  increasing  by 17%
(from €3,457m to €4,035m) on a comparable basis, primarily due to higher orders in Power Service and Power Turbo-Systems.

The backlog, at around €30 billion, is equivalent to 20 months of sales.

---------------------------- --------------------------------------------- ------------ -------------- --------------
Sales                        FY 2002/03                                    FY 2003/04   % Variation    % Variation
Comparable Figures                                                                      Q1 FY02/03 vs  Q4 FY02/03 vs
(in €million)                                                                      Q1 FY03/04     Q1 FY03/04
                             ---------- ----------- ----------- ---------- ------------ -------------- --------------
                             Q1         Q2          Q3          Q4         Q1
---------------------------- ---------- ----------- ----------- ---------- ------------ -------------- --------------
Power Turbo-Systems              1,160       1,107         669        744          584           -50%           -22%
Power Environment                  626         683         708        879          624             0%           -29%
Power Service                      643         583         702        563          705            10%            25%
T&D                                745         876         890        893          747             0%           -16%
Transport                        1,043       1,191       1,240      1,436        1,060             2%           -26%
Marine                             343         382         341        502          441            29%           -12%
Corporate and others*              202         232         254        232          180           -11%           -22%
---------------------------- ---------- ----------- ----------- ---------- ------------ -------------- --------------
Total Group                      4,762       5,054       4,804      5,249        4,341            -9%           -17%
---------------------------- ---------- ----------- ----------- ---------- ------------ -------------- --------------

* Including Medium-sized gas turbines and industrial steam turbines not already transfered to Siemens

Sales: -9%
----------

Sales  for the  quarter,  on a  comparable  basis,  show a  decline  of 9% on Q1
2002/03.  This  reflects  a  stable  performance  in  Transport,  T&D and  Power
Environment,  strong  sales in Power  Service  and Marine and a decline in Power
Turbo-Systems sales reflecting the low order intake of last year.

Geographic Breakdown
--------------------

---------------------------------------------------------------------------------------------------------------------
(in €million)                     Actual Orders Received                              Actual Sales
---------------------------------------------------------------------------------------------------------------------
                             Q1              Q2                             Q1              Q2
---------------------------------------------------------------------------------------------------------------------
                       FY2002/03       FY2003/04       change         FY2002/03       FY2003/04       change
---------------------------------------------------------------------------------------------------------------------
Europe                           2,860           1,957           -32%           1,918           2,036             6%
---------------------------------------------------------------------------------------------------------------------
North America                    1,202             648           -46%           1,390             721           -48%
---------------------------------------------------------------------------------------------------------------------
Latin America                      324             147           -54%             398             277           -30%
---------------------------------------------------------------------------------------------------------------------
Africa/Middle East                 413             707            71%             550             303           -45%
---------------------------------------------------------------------------------------------------------------------
Asia/Pacific                       876             576           -34%           1,013           1,003            -1%
---------------------------------------------------------------------------------------------------------------------
Total                            5,675           4,035           -29%           5,269           4,341           -18%
---------------------------------------------------------------------------------------------------------------------

Reported Figures (Unaudited)

In  Q1  2003/04,  the  geographic  breakdown  of  orders  received  was  broadly equivalent to that in Q1 2002/03.  Europe remains the most important  market. On an  actual  basis,  orders  decreased  in this  region  by 32%,  driven by Power
Turbo-Systems and Transport. Americas decreased in all Sectors but Power Service
due  to  currency   translation   effects  and  difficult   market   conditions.
Africa/Middle East improved significantly, notably in Power Turbo-Systems with a major order  recorded  in Bahrain,  and in T&D.  Asia/Pacific  decreased  by 34%
driven by Transport,  Power Service and Power  Turbo-Systems.  This decrease was partly offset by an improvement of Power Environment in this region.

Sector Reviews
--------------

Power Turbo-Systems

The main order  received  in Q1 2003/04  is a turnkey  extension  of a gas power plant in Bahrain.

On a comparable  basis,  this quarter was below the exceptional high level of Q1
2002/03,  when several gas turnkey and steam  contracts were booked,  but it was much higher than Q4 2002/03 when no major orders were registered.

The level of sales in Q1 2003/04  reflects the lower order volumes over the last few years.

Power Environment

The main  orders  received  in Q1 2003/04  are  contracts  for heat  recovery in
Germany and for utility boiler in China.

Compared to Q1 2002/03,  the decrease in orders was due to the  postponement  of several projects in Environmental Control and a slowdown in Hydro, partly offset by a good performance in Heat Recovery systems.

The sales  registered  in Q1 2003/04  remain  stable versus the same period last year.

Power Service

Major orders booked in Q1 2003/04 include two long-term gas turbine  maintenance contracts in the US and in Brazil.

Orders remain stable versus Q1 2002/03 and show a marked recovery as compared to
Q4 2002/03, which was generally slow in all regions.

The sales increase in Q1 2003/04  versus both Q1 and Q4 2002/03  reflects a good performance in US boiler service and gas turbine service.

Transmission & Distribution (T&D)

The level of orders  received in Q1 2003/04  remained  globally stable versus Q1
2002/03.

This  quarter was marked by the booking of an HVDC  project  between  Sweden and
Denmark. Globally, the Transmission market continues to be sound and a number of orders have been registered in the  African/Middle-Eastern  market.  This offset
continuous   difficult   market   conditions  in  Western  Europe,   notably  in
Distribution products.

On a comparable  basis,  Q1 2003/04 sales were in line with Q1 2002/03 but below
Q4 2002/03. The decline versus Q4 reflects a low order intake in the second half of last year and a generally slower first quarter in T&D.

Transport

The main  orders  received in Q1 2003/04  were  Lausanne  metro  infrastructure,
CORADIA "Minuetto" trains for Trenitalia in Italy and metro cars for the Jubilee
Line to London  Underground.  While the level of orders  during this quarter was unusually  low,  several  contracts  have been secured but not yet booked,  e.g.
Grenoble Tram and Barcelona Metro.

2002/03  orders  included a high level of booking in North  America  ( €1Bn)
where we expect orders for the current year to be very limited.  Excluding North
America,  we expect the 2003/04 order intake to be of the same magnitude as last year's.

Q1 2003/04 sales are in line with the same period last year.

Marine

Q1 2003/04 orders included a ferry for Seafrance.

Sales  reflected the delivery of the frigate  'Hassan II' for the Royal Moroccan
Navy, the 1,000-cabin  cruise-ship  'Island Princess' for P&O Princess (Carnival group)  and the  550-cabin  cruise-ship  'Crystal  Serenity'  for  the  Japanese
Shipping Group NYK during the first quarter.

Outlook
-------

We expect the 2003/04  orders and sales to be down around 5% versus last year on a comparable basis.
                                    - ends -

Contacts
Press enquiries: Gilles Tourvieille
(Tel. +33 1 47 55 23 15)
gilles.tourvieille@chq.alstom.com
---------------------------------

Investor relations: Emmanuelle Châtelain
(Tel. +33 1 47 55 25 78)
investor.relations@chq.alstom.com
---------------------------------
Internet: http://www.alstom.com
          ---------------------

Forward-Looking Statements:

This  press   release   contains,   and  other   written  or  oral  reports  and
communications  of  ALSTOM  may  from  time  to  time  contain,  forward-looking statements,  within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the  Securities  Exchange Act of 1934.  Such  statements  appear, without  limitation,  in the section of the press  release  entitled  "Outlook".
Examples of such forward-looking  statements include, but are not limited to (i)
projections  or  expectations  of  sales,  orders  received,  income,  operating margins,  dividends,  provisions,  cash flow,  debt or other  financial items or ratios,  (ii)  statements  of  plans,  objectives  or  goals  of  ALSTOM  or its management, (iii) statements of future product or economic performance, and (iv)
statements of assumptions underlying such statements.  Words such as "believes",
"anticipates",  "expects",  "intends",  "aims",  "plans"  and "will" and similar expressions  are intended to identify  forward  looking  statements  but are not
exclusive  means  of  identifying  such   statements.   By  their  very  nature,
forward-looking  statements  involve risks and uncertainties that the forecasts, projections  and other  forward-looking  statements  will not be achieved.  Such statements  are based on  management's  current plans and  expectations  and are subject to a number of  important  factors  that could cause  actual  results to differ materially from the plans,  objectives and expectations expressed in such forward-looking  statements.  These factors include: (i) the inherent difficulty of forecasting future market conditions,  level of infrastructure  spending, GDP growth  generally,  interest rates and exchange rates;  (ii) the effects of, and changes in,  laws,  regulations,  governmental  policy,  taxation or  accounting standards or practices;  (iii) the effects of currency  exchange rate movements;
(iv) the effects of competition in the product  markets and geographic  areas in which ALSTOM operates;  (iv) the ability to increase market share, control costs and  enhance  cash  generation  while  maintaining  high  quality  products  and services;  (v) the timely  development  of new products and  services;  (vi) the impact of our high levels of  indebtedness;  (vii) the ability to renegotiate or renew our existing  credit lines and to meet the financial  and other  covenants
contained  in  these  credit  lines;   (viii)  difficulties  in  obtaining  bid,
performance and other bonds with customary  amounts or terms; (ix) the timing of and ability to meet the cash generation and other  initiatives of the new action plan, particularly,  the ability to dispose of the Transmission and Distribution business  and certain  real  estate  assets on  favourable  terms or in a timely fashion;  (x) the  availability of external sources of financing on commercially reasonable  terms;  (xi) the inherent  technical  complexity of many of ALSTOM's products  and  technologies  and  the  ability  to  resolve  effectively  and at
reasonable  cost  technical   problems  that  inevitably  arise,   including  in
particular  the  problems  encountered  with the GT24/26 gas turbines and the UK trains;  (xii) risks inherent in large contracts and/or  significant fixed price contracts that comprise a substantial  portion of ALSTOM's business;  (xiii) the inherent  difficulty in estimating future charter or sale prices of any relevant cruise  ship in any  appraisal  of the  exposure  in respect of the  Renaissance
Cruises matter; (xiv) the inherent difficulty in estimating ALSTOM's exposure to vendor  financing  and other  credit  risks  which may  notably be  affected  by customers'  payment  defaults;  (xv) the ability to invest  successfully in, and compete at the leading edge of, technology  developments  across all of ALSTOM's
Sectors;  (xvi) the  availability of adequate cash flow from operations or other sources of liquidity to achieve management's  objectives or goals, including our goal of reducing indebtedness;  (xvii) the effects of disposals and acquisitions generally;  (xviii) the unusual level of  uncertainty at this time regarding the world economy in general; (xix) the risk factors described in Part 4 of ALSTOM's
Annual  Report  for Fiscal  Year 2003-  "Risks",  and (xx)  ALSTOM's  success at adjusting to and managing the foregoing risks.

The foregoing list is not exhaustive; when relying on forward-looking statements to make  decisions  with respect to ALSTOM,  you should  carefully  consider the foregoing  factors and other  uncertainties and events, as well as other factors described in other documents  ALSTOM files or submits from time to time with the

U.S.  Securities and Exchange  Commission  ("SEC"),  including  ALSTOM's  Annual
Report  on  Form  20-F  and  reports  submitted  on  Form  6-K.  Forward-looking statements  speak  only as of the  date on  which  they  are  made,  and  ALSTOM undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

This press release is not an offer to sell securities or the  solicitation of an offer to buy  securities,  nor shall there be any offer or sale of securities in any  jurisdiction  in which  such  offer  or sale  would  be  unlawful  prior to registration or qualification under the securities laws of such jurisdiction.